EXHIBIT 99.1

BrainsWay Announces Further Leadership Transition to U.S.

Company Intends to Appoint U.S.-Based CEO

JERUSALEM and HACKENSACK, N.J., Sept. 19, 2019 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced, non-invasive treatment of brain disorders, today announced that Yaacov Michlin has resigned as Chief Executive Officer (CEO) to pursue other business opportunities, and that the Company’s Board of Directors intends to appoint a U.S.-based CEO as Mr. Michlin’s successor.  These changes follow the recent relocation of Hadar Levy, the Company’s Chief Financial Officer, to the U.S., and his appointment to the additional role of Chief Operating Officer.  Until a new CEO is appointed, Dr. David Zacut, a co-founder of BrainsWay and its longtime Chairman of the Board, will serve as interim CEO.

“I am extremely pleased with the strong revenue growth, driven by significant market demand for our Deep Transcranial Magnetic Stimulation system, that BrainsWay’s business continues to demonstrate,” said Dr. Zacut.  “In addition, our clinical pipeline for the potential treatment of additional psychiatric and neurological disorders continues to advance, enhancing our long-term objectives.  As our current sales and expected future revenue stream are primarily driven by the U.S., we believe the time is now right to recruit a U.S.-based CEO.  We are confident that our business is well-positioned for continued growth.”

“On behalf of the entire Board, I would like to thank Yaacov for his significant contributions to BrainsWay since being appointed CEO in 2017.  We wish him well in his future endeavors,” concluded Dr. Zacut.

About BrainsWay

BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which BrainsWay received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 (for MDD) and in August 2018 (for OCD). BrainsWay is currently conducting clinical trials of Deep TMS in other psychiatric, neurological and addiction disorders, including smoking cessation and post-traumatic stress disorder, and is planning trials for opioid addiction, fatigue in multiple sclerosis (MS) and post-stroke rehabilitation.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay Ltd.
Hadar Levy
Chief Financial Officer
Hadarl@Brainsway.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com